SB PARTNERS                                                                            1 NEW HAVEN AVENUE
SUITE 207, BOX 11
MILFORD, CT. 06460
TELEPHONE: (203) 283-9593
         FAX: (203) 283-9596

September 29, 2010

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:      Mr. Daniel L. Gordon, Branch Chief
        Ms. Kristi Marrone, Staff Accountant

Re:          Response to comment letter dated September 14, 2010
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
File No. 0-08952

Ladies and Gentlemen:

SB Partners (the “Company”) has prepared this letter in response to the Staff’s comment letter dated September 14, 2010 (the “Comment Letter”) regarding the above referenced 1934 Act filing.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter, in italics above our responses.

Form 10-K for the year ended December 31, 2009

1. Please note that correspondence mailed to the address of your principal executive offices as disclosed on the cover page of your Form 10-K has been returned as undeliverable.  Please update the address in future filings with the SEC as necessary.

Response: The address stated on the form 10-K for the year ended December 31, 2009 was correct.  We will confirm with the local post office that there is no confusion as related to the address and mail box of the office building the Company is located in.

Form 10-Q for the quarter ended March 31, 2010

2. We note that you have not recognized your portion of Omaha’s loss for three months ended March 31, 2010 because the carrying value of your investment has been reduced to zero.  We also note from page 41 of your form 10-K that you may be called upon to contribute an additional $3,720,000 to Omaha pursuant to your investment agreement.  In that regard, please tell us what consideration you gave to ASC 323-10-35-19 when determining that it was not necessary to record your portion of Omaha’s loss up to the amount of your additional financial commitment.

Response: Although the investment agreement the Company has with Omaha has a provision for Omaha to request an additional capital contribution, not greater than $3,720,000, Omaha has not yet called for such a contribution. Although the fair value of the Omaha investment on an equity basis was $2,333,402 on Omaha’s books as of March 31, 2010, the Company wrote down the value to zero and the Company did not believe that an additional write-down was warranted as of March 31, 2010.  Further, as reflected on the Form 10-Q for the three and six months ended June 30, 2010, the fair value of the Omaha investment on an equity basis on Omaha’s books actually increased to $2,989,969 at June 30, 2010, supporting this conclusion.  The Company feels that a possible but not determinable future capital request does not have to be recognized on its financial statements at this time. The Company will continue to closely monitor this investment and will review the need to further reduce the carrying value up to the amount of our additional financial commitment.

SB Partners acknowledges that:

It is responsible for the adequacy and accuracy of the disclosure in its filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me with any questions or comments regarding this response.

Dated: September 29, 2010	By:	Principal Financing & Accounting Officer
/s/ John H. Zoeller
John H. Zoeller
Chief Financial Officer